VALHI, INC.
5430 LBJ Freeway, Suite 1700
Dallas, Texas  75240

FOIA CONFIDENTIAL TREATMENT REQUEST BY VALHI, INC.

November 20, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:              Mr. Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance

CC:          Ms. Tracey Houser, Staff Accountant
                Division of Corporation Finance

RE:         Valhi, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 12, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 333-48391

Dear Mr. O’Brien

Exhibit A to this letter (the “Information”) is hereby submitted to you in response to the Staff’s letter dated October 27, 2009, (the “Comment Letter”) concerning the above referenced Form 10-K and Forms 10-Q of Valhi, Inc. (“Valhi”).  The Information is being supplementally provided to you in response to comment number 5 in the Comment Letter.

Pursuant to 17 C.F.R. § 200.83(c), the undersigned hereby requests on behalf of Valhi that the Commission afford the Information confidential treatment for reasons of business confidentiality, and that no portion thereof be disclosed if a request for disclosure is made under the Freedom of Information Act, 5 U.S.C. § 522.  Pursuant to the Commission Rule of Information Request, 17 C.F.R. § 200.83, each page of the Information is clearly marked “Confidential Treatment Requested.”

If you have any questions, you may contact the undersigned at 972-450-4228.

Securities and Exchange Commission
November 20, 2009

Sincerely,

/s/ Gregory M. Swalwell
Gregory M. Swalwell,
 Vice President and Controller

CC:  Office of Freedom of Information and Privacy Act Operations   (w/o enclosure)
        Securities and Exchange Commission
        Mail Stop 0-5
        SEC Operations Center
        6432 General Green Way
        Alexandria, Virginia  22312-2413

Exhibit A
Document Supplementally Provided to the Securities and Exchange Commission
November 20, 2009

Valhi, Inc.
Goodwill by Reporting Unit - Supplementally Provided to SEC Staff
Unaudited
(In $ millions)

Component Products
		CompX	CompX
	Chemicals	Security	Furniture	Total

2009 Annual Test

Goodwill	359.0	27.2	10.7	396.9

Net Assets (including goodwill)	[*]	[*]	[*]	[*]

Fair Value	[*]	[*]	[*]	[*]

Headroom	[*]	[*]	[*]	[*]

	[*]	[*]	[*]	[*]
2008 Annual Test

Goodwill	358.4	27.2	10.8	396.4

Net Assets (including goodwill)	[*]	[*]	[*]	[*]

Fair Value	[*]	[*]	[*]	[*]

Headroom	[*]	[*]	[*]	[*]

	[*]	[*]	[*]	[*]

Interim Testing Furniture Components Only
	December 31,	March 31,	June 30,
	2008	2009	2009

Goodwill	10.6	10.5	10.7

Net Assets (including goodwill)	[*]	[*]	[*]	[*]

Fair Value	[*]	[*]	[*]	[*]

Headroom	[*]	[*]	[*]	[*]

	[*]	[*]	[*]	[*]

Exhibit A - Page 1 of 1
[*] Information omitted pursuant to a request for confidential treatment filed with the SEC.